Robert S. Holcombe
Executive Vice President,
General Counsel and Secretary
26220 Enterprise Court
Lake Forest, California 92630
Tel 949.639.2000
September 16, 2008
VIA EDGAR AND FACSIMILE
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director
Re:   Apria Healthcare Group Inc.
Preliminary Proxy Statement on Schedule 14A filed July 24, 2008
File No. 001-14316
Dear Mr. Reynolds:
     As Executive Vice President, General Counsel and Secretary for Apria Healthcare Group Inc. (the “Company”), I hereby provide the following response to your letter dated August 5, 2008 with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 24, 2008.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company further acknowledges that (i) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (ii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your consideration of the above. If you have any questions, please contact me at (949) 639-4422.

Very truly yours,
/s/ Robert S. Holcombe
Robert S. Holcombe

cc:	Jeffrey A. Le Sage, Gibson, Dunn & Crutcher LLP James J. Moloney, Gibson, Dunn & Crutcher LLP